Exhibit (a)(5)(vi)

Filed on behalf of the Plaintiff N. Auerbach First Affidavit Exhibit "NZA-1" Sworn: 23 July 2020

July 24, 2020

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD	166	OF 2020	(IKJ)

IN THE MATTER OF SECTION 11A OF THE GRAND COURT LAW (2015 REVISION)

BETWEEN

HUDSON CAPITAL SOLAR INFRASTRUCTURE GP, L.P.
(suing in its capacity as general partner of

HUDSON SOLAR CAYMAN LP)

PLAINTIFF

AND

SKY SOLAR HOLDINGS, LTD.

DEFENDANT

___________________________________________

FIRST AFFIDAVIT OF NEIL ZACHARY AUERBACH

___________________________________________

I, Neil Zachary Auerbach of 850 Third Avenue, Suite 1306, New York, New York 10022, USA, hereby made oath and says as follows:

1	I am and have been since 19 August 2013 the Managing Partner of Hudson Capital Solar Infrastructure GP, L.P., a Delaware limited partnership (Hudson Capital) with registered office at 850 Third Avenue, Suite 1306, New York, New York 10022, USA. Hudson Capital is the general partner of Hudson Solar Cayman, LP (Hudson Solar). Hudson Solar is an exempted limited partnership organized under Cayman law with registered office at Maples Corporate Service Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman). I am duly authorised to make this affidavit on behalf of Hudson Capital acting in its capacity as general partner of Hudson Solar (Plaintiff). Save where is otherwise indicated I make this affidavit from facts within my own knowledge which are true to the best of my knowledge and belief. Where I make it from facts that have been provided I believe the same to be true. There is now produced and shown to me marked "NZA 1" a bundle of true copies of documents that I refer to in this affidavit. References in square brackets are to page numbers in NZA 1. All references in this affidavit to dollars are to United States dollars.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

2	I make this affidavit in support of the Plaintiff's application under section 11A of the Grand Court Law (2015 Revision) for:

2.1	a Mareva injunction freezing the assets of Sky Solar Holdings, Ltd (SSH or Defendant) in the terms of the draft order to be provided by my Cayman Islands Counsel (Ogier) (Freezing Order); and

2.2	the appointment of David Griffin and Andrew Morrison of FTI Consulting (Cayman) Limited of Suite 3212, 53 Market Street, PO Box 30613, Camana Bay, Grand Cayman KY1-1203 Cayman Islands jointly with John Batchelor of FTI Consulting (Hong Kong) Limited, Level 35, Oxford House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong as receivers over the Defendant's shares in Sky Solar Power Ltd (SSP and SSP Shares) for the purpose of considering and (if necessary) taking steps to preserve the value of the SSP Shares in support of the Freezing Order as set out in further detail in the draft order (Receivership Appointment).

3	As will be explained in greater detail, the Plaintiff seeks the Freezing Order and Receivership Appointment in support because:

3.1	The Defendant appears to have cash and cash equivalents amounting to only $12 million and a net equity position of $37 million as reflected in its own financial statements, as of December 31, 2019 (and may be substantially less as of the current date);

3.2	Hudson Solar is pursuing the Defendant in proceedings for repayment of a debt on an unconditional guaranty in summary proceedings before the Supreme Court of the State of New York, County of New York, for a total sum currently estimated at $93,253,792, with default interest continuing to accrue and including an account by Hudson Solar of amounts recovered through enforcement methods[1] (US Claim);

3.3	Whilst the Defendant publicly states an intention to vehemently dispute the US Claim, it has not yet articulated a defence that would entirely vitiate the US Claim, and appears to admit inability to pay aspects of the US Claim that even on its own case are due and payable;

3.4	On 26 May 2020 SSH issued a press release in which it disclosed an offer by a consortium of its majority shareholders (Offeror Group) to take SSH private and buy out the minority shareholders, to be financed by a combination of debt financing and rollover equity capital. As the majority of the board of directors also had interests in the Offeror Group, a purportedly independent sub-committee was appointed to evaluate strategic alternatives available to SSH.

1 For a breakdown of this sum see page 1

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

3.5	However, on 6 July 2020 SSH published a revised "take private offer" issued by the Offeror Group apparently without further consultation of the sub-committee seeking to buy-out the minority shareholders of the Defendant and delist the Defendant from the NASDAQ stock exchange (Offer to Purchase);

3.6	A key part of the Offer to Purchase appears to be a specific encumbrance of assets by a wholly owned subsidiary of the Defendant, to the amount of JPY4.3 billion or approximately $40 million (Security Package);

3.7	The effect of the Security Package would therefore be removing assets that would otherwise be available to the Plaintiff to satisfy any judgment in the US Claim, with the express purpose of funding a purchase of the shares of the Defendant, thereby effectively providing financial assistance for the purchase of shares in a potentially insolvent structure and returning capital from a subsidiary to the shareholders of its ultimate parent, to the prejudice of the creditors of that Parent;

3.8	The board of the Defendant appears to be conflicted in relation to the Offer to Purchase and, despite having appointed a purportedly independent sub-committee, has not taken any steps to ensure that the Offer to Purchase is not implemented in a way that is detrimental to the Defendant's creditors.

4	I wish to make clear at the outset that whilst the Plaintiff had made an offer to purchase assets of SSH as part of a previous settlement proposal, the Plaintiff does not object to the terms of the Offer to Purchase per se, but solely to the fact that the proposal involves the diminution in the value of the assets of SSH to fund the Offer to Purchase, therefore taking assets out of the reach of creditors of SSH and its subsidiaries. The Plaintiff's sole purpose for seeking the assistance of this honourable Court is to prevent the Defendant from dealing with its assets in any manner which makes the enforcement of the Plaintiff's claim impossible by dissipation or removal of those assets, effectively rendering the Defendant judgment-proof, whether that be by the encumbrance under the Offer to Purchase or by some alternative means. If adequate measures are in place to adequately safeguard the Defendant's assets to ensure that there is no dissipation then the Plaintiff has no objection to the Offer to Purchase.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

(A) THE DEFENDANT

5	The Defendant is a Cayman Islands company with Conyers Trust Company (Cayman) Limited as its registered agent and registered office at Cricket Square, Hutchins Drive, PO Box 2681, George Town, Grand Cayman. A copy of a CORIS search showing the Defendant's registered office obtained by Ogier is at page 2 The Defendant is the parent company of a group of entities that I shall call the Sky Group. A copy of a structure chart showing the primary entities that comprise the Sky Group is below (Structure Chart).

6	Hudson is aware that the Sky Group includes substantially more entities than included in the Structure Chart.

7	The Defendant's stock is publicly traded on the Nasdaq market under the symbol SKYS and describes itself as a global independent power producer that develops, owns and operates solar parks around the world (see page 3 http://www.skysolarholdings.com/CorporateProfile.html). The Defendant's management team is held out as consisting of solely Dr Hao Wu, Chairman of the Board of Directors, and Julie Zhu, Acting Chief Financial Officer (see page 4 http://www.skysolarholdings.com/ManagementTeam.html). The Defendant's website indicates that the Board of Directors consists of 8 directors (Dr Hao Wu who is also Chairman of the Board and the Affiant on behalf of the Defendant in the US proceedings, Xinhua Yu, Xiaoguang Duan, Weili Su, Benjamin (Binjie) Duan, and three Independent Directors: Naiwei Chen, Qiang Zhan and Xuelong Pei) as shown at page 5 [http://ir.skysolarholdings.com/board-directors]. I address issues relating to the conflicts of interest of the board, and even the independent directors later at 25. Hudson is concerned that this board of directors has shown a clear intention not to take account the interests of creditors (i.e. Hudson's substantial claim) which would otherwise render the Defendant insolvent.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

8	The Defendant was spun out of its previous private ownership during an Initial Purchase Offering in 2014, resulting in the listing on the Nasdaq (see page 7 important notice at http://www.skysolarholdings.com/index.html). My reference to the Sky Group does not include the former parent company of the Defendant, Sky Solar Group Ltd.

9	As the Structure Chart shows, the Defendant holds the entire issued share capital in SSP which in turn holds the entire issued share capital in Sky International Enterprise Group, Limited, (SIEG) a company incorporated in Hong Kong. SIEG itself owns, inter alia, the entire issued share capital in Sky Solar Japan, KK (SSJ).

10	As a publicly traded company the Defendant files regular financial reports with the United States Securities and Exchange Commission (SEC), and also makes these available on their website http://ir.skysolarholdings.com/. Copies of the Defendant's 2019 Annual Report dated 19 May 2020 (Annual Report) and first half 2019 Financial results dated 11 December 2019, downloaded from this website are at pages 8 and 280.

11	The Annual Report indicates that there are 419,546,494 ordinary shares of US$0.0001 par value issued and outstanding in relation to the Defendant, trading on the NASDAQ Capital Market by way of American Depositary Shares (ADS) with each ADS representing twenty (20) ordinary shares.

12	The Annual Report is prepared on a consolidated basis and indicates that significant losses in four of the last five years (PAGE 6 [page 16 of the Exhibit]). The annual report also indicates a decline in total equity (PAGE 7 [page 17 of the Exhibit]) from $112.719 million in 2015 to $37.063 million in 2019. Current assets in 2019 are stated to be $56.762 million but when this is broken down further (PAGE F-4 [page 153 of the Exhibit]) the cash position is given as $11.739 million.

(B) US PROCEEDINGS

13	The proceedings in relation to which this application is made are proceeding before the Supreme Court of the State of New York, County of New York between the Plaintiff, the Defendant, SSP and SKIEG, cause number 652002/2020 (the US Proceedings).

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

14	In the US Proceedings the Plaintiff seeks summary judgment in lieu of complaint against all three defendants (jointly and severally) being an expedited process under US law seeking a ruling:

"… that the Defendants are liable to pay Plaintiff under the Guaranty, as a result of Events of Default under the Note (as each term is defined in [My US Affidavit]), and for such other and further relief as the Court may deem just as proper, on the ground that this action is based upon an instrument for the payment of money only which is now due and payable."

see the Notice of Motion for Summary Judgment in Lieu of Complaint dated 26 May 2020 [page 286]. The Summons is at [288]; my affidavit in the US Proceedings (My US Affidavit) which is referred to in the Notice of Motion is at [313]; and a Memorandum of Law in Support of Plaintiff's Motion for Summary Judgment in Lieu of Complaint as at [290]. Like the Notice of Motion they are all dated 26 May 2020. These four documents, together with the exhibits to My US Affidavit and the authorities referred to in the Memorandum, comprise all substantive documents that have been served by the Plaintiff thus far in the New York Proceedings in support of its case. The exhibits to My US Affidavit is at pages [332 to 832]. I do not exhibit the authorities.

15	The Plaintiff relies on the above documents and the transaction documents referred to in them in support of its case in this application that it has a good arguable case. The evidence in support of the US Proceedings is set out in My US Affidavit, and I do not repeat everything I say here. In paragraph 3 of My US Affidavit I say,

"I make this affidavit based on personal knowledge of the Note Purchase Documents, the Notes, and the Guaranty, together with related documents identified below, as well as a review of the relevant business records."

For the avoidance of doubt I confirm the truth of that statement.

16	Although I do not repeat everything I say in My US Affidavit, in summary the Plaintiff's case against the Defendant is as follows.

16.1	On 15 July 2016 the Plaintiff entered into an Amended and Restated Note Purchase Agreement with Energy Capital Investment S.A.R.L. (ECI), Lumens Holdings 1, LLC (Lumens), and Renewable Capital Investment 2 Sociedad Limitada (RCI 2), as Obligors, and Hudson Solar, as Administrative Agent, Initial Note Purchaser, and Note Holder (Note Purchase Agreement) [332]. Terms used here and below that are spelt with a capital letter, and not defined herein, are defined terms under the Note Purchase Agreement.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

16.2	Pursuant to the Note Purchase Agreement, Hudson Solar acquired, and continues to hold, senior amortizing notes issued by ECI in the aggregate principal amount of $53,882,852 (including capitalised PIK interest) (the Notes) as of 22 January 2019. Lumens, RCI 2, and certain other entities in the corporate group, including SPVs indirectly owned by ECI, Lumens and RCI 2 (the Project Companies), have various obligations under the Note Purchase Documents and, in many instances, have pledged, or have covenanted to pledge, their assets to secure the Notes [540-619]. The Obligations of the Obligors under the Note Purchase Documents and the Notes are guaranteed by the parent holding companies of the Obligors—Sky Solar Holdings, the ultimate parent; SSP; and SIEG (together with Sky Solar Holdings and SSP, the Guarantors) pursuant to a Guaranty dated as of 18 September 2015 between the Guarantors, as Guarantors, and Hudson Solar, as Administrative Agent (Guaranty) [626]. The Guarantors are the defendants to the New York Proceedings although only Sky Solar Holdings is a defendant to the present application. The Guaranty was reaffirmed pursuant to a Confirmation of Guaranty dated 15 July 2016, made between the Guarantors, as Guarantors, in favour of Hudson Solar, as Administrative Agent (Confirmation of Guaranty) [642]. SIEG, as the direct parent of ECI, also pledged the shares of ECI to Hudson Solar pursuant to a Share Pledge Agreement dated 29 July 2016 by and between SIEG, as Pledgor, Hudson Solar, as Pledgee, and ECI, as the Company (the Pledge) [646].

16.3	As explained in more detail in My US Affidavit, the effect of the above documents is that each Guarantor has undertaken to pay Hudson Solar within 15 days of written demand by any Finance Party any amounts that an Obligor fails to pay when due under or in connection with the Note Purchase Documents. However, the amount covered by the Guaranty is not equal to the entire amount due from the Obligors under the Note Purchase Documents and the Notes but with respect to the Obligations comprising any Yield Maintenance Amount is capped at 69% of the aggregate Yield Maintenance Amount due and payable.

16.4	Additionally, the Guaranty provides that:

"Each Guarantor agrees to jointly and severally pay to the Administrative Agent and the other Finance Parties on demand all costs, expenses (including legal fees and expenses) and taxes incurred or arising in connection with the preparation, documentation, negotiation, execution, delivery, administration or enforcement of this Guaranty or any amendment of or waiver or consent under this Guaranty." § 11.

16.5	The Guaranty also provides as follows:

"The obligations of the Guarantors under this Guaranty shall not be altered, limited, impaired or otherwise affected by, and each Guarantor irrevocably waives any defense it might have by virtue of, any act, omission, matter of thing which, but for this Section, would reduce, release or prejudice any of its obligations under this Guaranty[.]" § 1.4(a).

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

16.6	In particular, among other things, the Guarantor irrevocably waived "any defence" based on "any time, forbearance, extension or waiver granted to, or composition or compromise with, an Obligor or any other person." § 1.4(a)(i).

16.7	As described in more detail in My US Affidavit, Events of Default under the Note Purchase Agreement have occurred and are continuing, on the basis of which Hudson Solar has accelerated the Notes together with all other Obligations under the Note Purchase Documents, causing all amounts owing under the Notes and all other Obligations (including, but not limited to, the Yield Maintenance Amount) to be immediately due and payable. The Obligors have not paid such amounts when due, nor have the Guarantors made payment under the Guaranty in accordance with the terms thereof.

16.8	The Obligors and Guarantors are taking the position that a Notice of Acceleration dated 22 January 2019 (the January 2019 Notice of Acceleration) [784] was invalid and ineffective. However, since June 2019, even under the theory espoused by SSH that the Notice of Acceleration was invalid and ineffective, there are continuing obligations under those Notes to pay interest and principal, and Lumens, which remains under SSH’s control, has failed to make any of the scheduled payments that it is obligated to make in respect of any of the Notes subject to the Note Purchase Agreement totalling $11,258,652, ($10,109,021 in interest and $1,149,632 of principal) which would require to be paid if the Defendant's theory was correct (which is denied). The Defendant has not offered to pay or provide for this sum;

Due Date	Rate	Issuance	Interest ($)	Principal ($)	Total Payment ($)
6/21/2019	14%	Note 10	139,607	14,269	153,875
6/29/2019	14%	Note 9	166,956	17,064	184,020
6/29/2019	14%	Note 11	132,663	13,559	146,222
7/16/2019	14%	Note 7	1,013,198	104,128	1,117,326
7/16/2019	14%	Note 12	1,177,887	123,818	1,301,705
9/17/2019	14%	Note 8	390,170	45,847	436,017
10/1/2019	14%	Note 6	401,982	47,493	449,475
10/2/2019	14%	Note 1	82,669	9,767	92,436
12/4/2019	14%	Note 2	84,117	9,938	94,055
12/4/2019	14%	Note 3	96,002	11,342	107,344
12/4/2019	14%	Note 4	77,138	9,114	86,252
12/9/2019	14%	Note 5	27,941	3,301	31,243
12/21/2019	14%	Note 10	139,358	15,268	154,626
12/29/2019	14%	Note 9	166,659	18,258	184,917
12/29/2019	14%	Note 11	132,427	14,508	146,935
1/16/2020	14%	Note 7	1,022,540	111,417	1,133,957
1/16/2020	14%	Note 12	1,188,629	132,408	1,321,037
17/03/2020	14%	Note 8	382,685	49,056	431,740
01/04/2020	14%	Note 6	398,603	50,817	449,420
04/06/2020	14%	Note 2	83,410	10,634	94,044
04/06/2020	14%	Note 3	95,195	12,136	107,331
04/06/2020	14%	Note 4	76,490	9,752	86,241
09/06/2020	14%	Note 5	27,707	3,532	31,239
29/06/2020	14%	Note 9	165,359	19,537	184,896
21/06/2020	14%	Note 10	138,272	16,336	154,608
29/06/2020	14%	Note 11	131,395	15,524	146,919
16/07/2020	14%	Note 7	1,003,540	119,216	1,122,756
16/07/2020	14%	Note 12	1,166,421	141,594	1,308,015
Total			10,109,021	1,149,632	11,258,652

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

16.9	On 22 January 2019, Hudson Solar delivered the January 2019 Notice of Acceleration to ECI, and RCI 2, notifying them of Hudson Solar's acceleration of the Notes and all other obligations under the Note Purchase Documents, which as of 22 January 2019, was not less than $114,706,678 [page 785]. On the same day, Hudson Solar delivered the 22 January 2019 Demand on Guaranty to the Guarantors [789] notifying them of the January 2019 Notice of Acceleration and demanding payment within fifteen days of not less than $96,079,936, which amount was the sum of the outstanding principal amount of the Notes and 69% of the Yield Maintenance Amount. Further, on 24 January 2019, due to the continuance of Events of Default under the Note Purchase Documents, Hudson Solar exercised its remedies under Luxembourg law with respect to the shares of ECI pledged to it by SIEG under the Pledge by designating Hudson Global Finance DE, LLC to exercise the right of appropriation on all the ECI shares, which right was exercised on that date. As a consequence, Hudson Global Finance DE, LLC is presently the 100% owner of ECI, indirect 100% owner of RCI 2, and indirect 86.7% owner of each of the Uruguay Project Companies.

16.10	Following such acquisition of the ECI shares, Hudson Solar has continued to investigate the financial affairs of the Defendant and its subsidiaries. Based on the information reviewed to date, these shares appear to have no value as ECI continues to be obligated to Hudson Solar under the Notes for over $115 million, which appears to be substantially greater than the value of its assets.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

16.11	The Guarantors did not make payment on the January 2019 Demand on Guaranty. On 8 February 2019, Hudson Solar filed a motion for summary judgment in lieu of complaint [836. Hudson Solar sought a judgment in its favour that the Guarantors were jointly and severally liable for the guarantors' amount due, plus Default Rate Interest.

16.12	On 11 March 2019 the Guarantors opposed the 2019 Motion [838] and Hudson Solar filed its reply on March 2019 [920].

16.13	In his affidavit in support of the Guarantors' opposition to the 2019 Motion [859], Hao Wu, Chairman of Sky Solar Holdings, stated that "none of the technical events of default alleged by Hudson (even if they were truly events of default) should be grounds to accelerate under the ARNPA and severely harm Sky, because, among other things, Sky has met all payment obligations under the ARNPA." Whilst it is true that at that stage Sky Solar Holdings had met its payment obligations under the ARNPA, that has not been the case since June 2019, as explained at [16.8].

16.14	On 14 November 2019, the 2019 Motion was discontinued without prejudice on the basis that the parties were working towards resolving their disputes amicably and on a commercially reasonable basis, pursuant to a settlement agreement dated 5 November 2019 [870] which was publicly filed by the Defendant. The Settlement Agreement was predicated on having satisfied all conditions by a "Longstop Date" of 16 December 2019. After the Longstop Date, the Settlement Agreement, by its own terms, automatically terminated and ceased to have force or effect. A final resolution was not consummated between the parties.

16.15	On 18 February 2020, Hudson Solar sent Lumens and the Guarantors notice that the Obligors had not made any of the scheduled payments under the Notes (as defined in the Note Purchase Agreement) from June 2019 through January 16, 2020, a total of $7,141,444, comprised of $6,439,945 in interest and $701,498 of principal. This sum has not been paid or provided for.

16.16	On 4 March 2020, Hudson Solar sent the March 2020 Notice of Acceleration to Lumens [832] notifying it of Hudson Solar's acceleration of the Notes and all other Obligations under the Note Purchase Documents, which as of 4 March 2020, was not less than $114,715,269.

16.17	The March 2020 Notice of Acceleration incorporates the January 2019 Notice of Acceleration by reference, and "shall not in any way be deemed a revocation, withdrawal or waiver of the January 2019 Notice of Acceleration."

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

16.18	On the same day, Hudson Solar delivered the March 2020 Demand on Guaranty to the Guarantors [827] notifying them of the March 2020 Notice of Acceleration and demanding payment within fifteen days of not less than $96,079,936, which amount was the sum of the outstanding principal amount of the Notes, together with accrued and unpaid coupon interest as of 22 January 2019, and 69% of the Yield Maintenance Amount.

17	The Guarantors have not made payment on the March 2020 Demand on Guaranty and accordingly the US Proceeding were issued on or around 26 May 2020 seeking summary judgment in lieu of Complaint.

18	On 14 July 2020 the defendants to the New York Proceedings served their "Memorandum of Law in support of Defendants' opposition to Plaintiff's Motion for Summary Judgment in Lieu of Complaint" [927]. The defendants' opposition to the Plaintiff's Motion was supported by an affidavit of Wu Hao dated 14 July 2020 [954]. The Plaintiff has not yet served a reply to the defendants' opposition, but, as referred to above, I exhibit a copy of the reply that it served to the defendants' opposition to the Plaintiff's 2019 Motion. Given that the defendants' seek to run very much the same arguments, this will likely form the basis of the Plaintiff's reply in the US Proceedings, although crucially there was no extant payment default during the 2019 Proceedings.

19	As things stand, therefore, the Plaintiff has a good arguable case to be entitled to a sum estimated to be not less than $93,253,792 from the Defendant, as of the current date. This is calculated as set out in the spreadsheet at [1]. As can be seen, as at the date of acceleration (22 January 2019) the total obligation amounted to $117,509,419 of which $98,636,491 was attributable to the Guaranty. Even if we further assume that the value of ECI’s assets will reduce the amount ultimately due under the Guaranty, I believe that the inclusion of default interest to 21 July 2020 offset this reduction and leave the amount liable under the Guaranty at not less than $93,253,792 as of 22 July 2020. On 3 August Hudson Solar intends to auction the assets of Lumens, for which we have estimated a likely realisation of $10,000,000 leaving a net sum payable by the Defendant of $93,253,792. As soon as possible following 3 August 2020 the Plaintiff will advise the Court of the true sum realised on the auction of Lumens and adjust this calculation accordingly. However, default interest continues to accrue.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

20	I note that the Defendant has issued a news release, dated 16 July 2020 in which it has indicated that the Defendant has "denied all relevant claims" ([983] http://ir.skysolarholdings.com/news-releases/news-release-details/sky-solar-holdings-ltd-announces-recent-developments-regarding.) I note that the only filing in the US Proceedings to date deals largely with the technical aspects of whether a summary judgment may be made at this stage, but does not appear to deny all relevant claims. In particular, in his affidavit [954], Wu Hao indicates that:

20.1	Paragraph 4 – there is no denial that the Guaranty was validly executed in favour of Hudson Solar;

20.2	Paragraph 7 – there is no denial that the Defendant was required pursuant to the Note Purchase Agreement to provide an additional pledge referred to as the Clear Skies Pledge;

20.3	Paragraph 9 – there is an acceptance that the Defendant was unable to provide the Clear Skies Pledge;

20.4	Paragraphs 11 and 12 – there is an acceptance that Hudson Solar waived the Clear Skies Pledge requirement on four separate occasions with a final date of 31 July 2017;

20.5	Paragraphs 15 and 16 – there is no denial that Hudson Solar could seek to enforce its rights in relation to the Clear Skies Pledge, only an assumption that it would and an indication that alternative proposals were put forward by the Defendant until at least January 2019;

20.6	Paragraphs 27 and 28 – there is no denial that after June 2019 payment obligations were not met, only an assertion that "Sky [defined to include the Defendant] was unable to make the required payments". Mr Wu does not deny that the payments were due and payable or assert that Sky was able to pay but chose not to, but seeks only to suggest that the inability to pay was caused by Hudson Solar's enforcement of security provided pursuant to the Note Purchase Agreement. Mr Wu explains that the note purchases funding the Uruguay projects were to be serviced, generally, from the distributable fee cash flow generated from those projects but does not point to any contractual provision that Sky's inability to use these payment flows renders the Guaranty unenforceable – because that is not the case, the Guaranty was in place precisely for the event those cash flows were insufficient to meet payments under the Note Purchase Agreement. Mr Wu also does not address the fact that there is more than one obligor under the Note Purchase Agreement, who are jointly and severally liable, and the fact that Lumens was not at all involved in the enforcement of security over the ECI shares (as described at paragraph 16.9);

20.7	Also Paragraph 28: "On June 8, 2019, Sky informed Hudson that Sky would continue to make scheduled payment as long as it was able…". Mr Wu does not deny that the payments stopped, the corollary being that Sky (defined in the affidavit to include the Defendant) must be unable or unwilling to pay them.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

21	Accordingly, it does not appear to be the case that all relevant claims are in fact denied by the Defendant. The Plaintiff remains confident ultimately of success in the US Proceedings. Even if the Plaintiff is not successful in obtaining summary judgment in the US Proceedings, that would not be the end of those proceedings. Rather, the US Proceedings would simply continue. In the Plaintiff's reply to the defendants' objection to the 2019 Motion, taking similar technical points, it asked the court to convert the motion papers into pleadings and to schedule an expedited motion for judgment on the pleadings if it failed in its summary judgment application, and I anticipate that the Plaintiff would do the same in relation to the 2020 Motion. Accordingly, even if the Defendant were to survive the summary judgment application that would not put an end the US Proceedings or mean that the Plaintiff did not still have a strong case.

(C) Risk of Dissipation

22	On 20 February 2020, Hudson Sustainable Investment Management, LLC (HSIM), affiliated to Hudson Capital proposed an offer to acquire SSJ for $107.9m, which we believed, if accepted, would have assisted in reaching a settlement of our dispute. On 22 February 2020 the Board of the Defendant established a special committee of purportedly independent directors (Special Committee), comprising of Mr Qiang Zhan, Mr Naiwei Chen and Mr Xuelong Pei, to evaluate the Company's strategic alternatives, including HSIM's proposal or any potential proposal to acquire the Defendant. HSIM's proposal was not taken up.

23	Instead, on 26 May 2020 by way of press release and 13-D filing (copies of which are at [984] and [986], the Defendant announced receipt of Preliminary Non-Binding Proposal by its majority shareholders to purchase all outstanding shares of the Defendant not owned by them (Buyer Group Proposal). The Buyer Group Proposal was made by (Offeror Group):

23.1 Japan NK Investment K.K.;

23.2 IDG Accel China Capital L.P;

23.3 IDG-Accel China Capital Investors L.P.;

23.4 Jolmo Solar Capital Ltd.;

23.5 CES Holding Ltd.;

23.6 Jing Kang;

23.7 Bin Shi;

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

23.8	Sino-Century HX Investments Limited; and

23.9	Kai Ding

24	As part of its announcement the Defendant said that "The Board previously formed a committee of three independent directors (the “Special Committee”), consisting of Mr. Qiang Zhan, Mr. Naiwei Chen and Mr. Xuelong Pei, to, among other mandates given to the Special Committee, evaluate strategic alternatives available to the Company."

25	The appointment the Special Committee appears to have been necessary because the remainder of the board are each in a position of conflict by virtue of their relationships with the members of the Offeror Group:

25.1	Dr Wu is also the Director of Sino-Century HX Investments Limited,

25.2	Xiaoguang Duan is a beneficial owner and director of Jolmo Solar Capital and CES Holding Ltd as well as the spouse of Jing Kang

25.3	Weili Su is a nominee director of the Defendant put forward by Japan NK Investment K.K. which also succeeded to Weili Su's shareholding in the Defendant; and

25.4	Mr Xinhua Yu and Mr Benjamin Duan are both affiliated with the IDG members of the Offeror Group.

26	Whilst the appointment of the Special Committee carries an appearance of independence it was concerning to the Plaintiff that, as can be seen from the press release, the Sub-Committee instructed Kirkland & Ellis to advise it in considering the proposed transaction. Kirkland & Ellis are advising the Defendant in the US Proceedings. On 28 May 2020 Hudson Solar wrote to Kirkland & Ellis, a copy of which is at [1043] raising concerns as set out in that letter, in particular that Hudson Solar's creditor claim was not being taken into account and also that the Special Committee had instructed Kirkland & Ellis in circumstances where Kirkland & Ellis is also representing the Defendant in an action to refute the creditor claim. Kirkland & Ellis's response dated 2 June 2020 is at [1045] and the Court will be invited to read this in full as part of the Plaintiff's duty of full and frank disclosure. Whilst indicating that "each of the directors of Sky Solar are aware of their fiduciary duties and are considering the Offer in light of such duties" no real assurance was given to Hudson Solar that an independent approach was being taken as to providing for its claim, and I believe that the decision to appoint Kirkland & Ellis clearly points to a lack of real independence by the Special Committee.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

27	Instead, of proceeding with seeking the approval of the Special Committee, the Offeror Group filed a document with the SEC dated 6 July 2020 entitled "Offer to Purchase for Cash all Outstanding Ordinary Shares Including Ordinary Shares Represented by American Depository Shares of Sky Solar Holdings Ltd etc. [ie the Defendant]" (the Offer to Purchase) [1047]. Although on similar terms this represented a separate offer to the minority shareholders, rather than to the Board, pursuant to which the Offeror Group offered to buy all the outstanding shares in the Defendant not currently owned by the Offeror Group for $0.30 per Ordinary Share and $6.00 per American Depository Share (ADS), subject to the conditions in the Offer to Purchase and the Letters of Transmittal, which included details of debt financing for the Offer to Purchase to be secured over the assets of SSJ [1140].

28	The conditions of the Offer to Purchase include:

28.1	That the Offer to Purchase was subject to a minimum condition, being the offered Shares together with any other shares beneficially owned by the Offeror Group constituting 90% of the voting power represented by the Outstanding shares (the Minimum Condition). In order to satisfy the Minimum Condition, approximately 52,372,949 Ordinary Shares (including Ordinary Shares represented by ADSs), or 55% of the outstanding Ordinary Shares not beneficially owned by the Offeror Group, must be tendered in the Offer; and

28.2	that debt financing to fund the Offer to Purchase (explained below at paragraph 30, essentially requiring security over the assets of SSJ) remains effective after the expiration of the Offer in order to pay the full offer price and all connected fees and expenses.

29	The Offer to Purchase ends on 31 July 2020 but may be extended if the conditions are not met or waived, in periods of a maximum of 10 business days each.

30	The Offer to Purchase also contains the following details of a proposed security facility:

"Secured Loan Facility

On July 5, 2020, Parent received the Debt Commitment Letter from Daiwa Energy & Infrastructure Co. Ltd. (Daiwa or Lender), pursuant to which and subject to the conditions set forth therein, the Lender committed to provide a term loan facility to SKYS’ wholly-owned subsidiary SSJ in an aggregate amount of 4.3 billion Japanese Yen, or approximately $40 million, which SSJ will make available for the Offeror Group to complete the Offer and Merger (the Loan Facility). On July 5, 2020, Parent accepted the Debt Commitment Letter.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

The Loan Facility from the Lender will remain available for utilization. The Debt Commitment Letter provides a summary of major terms and conditions of the Debt Financing. The definitive loan agreement relating to the loan facility has not been executed as of the date hereof and, accordingly, the actual terms of the loan facility may differ from those described in this Offer to Purchase. In addition, in order to make the proceeds of the Debt Financing available to Offeror Group, concurrently with entry into the definitive loan agreement, SSJ will issue a note to Parent in an amount sufficient for the Offeror Group to complete the Offer and Merger.

Lender’s commitments to provide the Debt Financing to SSJ are subject to, among other things,

(i) payment of commitment fee and (ii) the satisfaction of all conditions to this Offer.

The Loan Facility will mature on the date that is twelve months after the date of utilization, and all outstanding amounts under the Loan Facility will be repaid prior to or at the maturity date.

The Loan Facility bears a stated interest rate of 6% per annum for the initial 2 billion Japanese Yen utilized, and a stated interest rate of 8% per annum for the remaining 2.3 billion Japanese Yen utilized. Interest on the loan facility is payable in full on the maturity date.

Until all outstanding amounts and obligations under the Loan Facility have been repaid and discharged in full, the obligations with respect to the Loan Facility shall be secured by assets of SSJ." (emphasis added)

31	The effect of the Loan Facility appears to be to make the assets of the Defendant's indirectly wholly-owned subsidiary, SSJ, available to secure a loan from Daiwa to enable the Offeror Group to purchase the shares in the Defendant that they do not already own. As referred to above, the Plaintiff is concerned that, by permitting or procuring SSJ to agree to grant Daiwa security over its assets in order to secure the repayment of a loan of $40 million, the Defendant would be putting a substantial part of its assets at risk in circumstances in which the Plaintiff has strong case to be entitled to not less than $93,253,792. Given the Defendant's net equity of $37m from the Defendant, if this liability were properly taken into account by the directors of SSH the Defendant would be treated as both cash flow and balance sheet insolvent and the proposed encumbrance of the assets of SSJ would further impair the ability of each of the Guarantors to procure the cash necessary to meet their obligations under the Guaranty.

32	By a press release dated 9 July 2020 [1145] the Special Committee recommended that SSH's shareholders "stop, look and listen" to the Offer to Purchase, and that "As required by the US regulations, the Special Committee will review and consider the Offer, and within 10 business days from the date of the Offer, will advise the Company’s shareholders whether it recommends shareholders accept or reject the Offer; whether it is expresses no opinions and remains neutral reading the Offer, or if it is unable to take a position regarding the Offer, as well as its reasons for the position that it takes at that time." This press release also noted that "On July 6, 2020, Sky Solar received a notice that Japan NK Investment K.K., IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding decided to withdraw the non-binding proposal set forth in its letter to the Company’s board of directors dated as of May 25, 2020, with immediate effect."

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

33	On 20 July the Special Committee issued a press release and filed a statement with the SEC, copies of which are at [1147-1193]. In this statement the Special Committee indicated that it was "unable at the present time to take a position with respect to the" Offer to Purchase. In its filing the Special Committee noted that:

33.1	(Page 3) The Special Committee is unable to take a position with respect to the Offer at the present time, primarily because the Special Committee and its financial and legal advisors have not received all information they have requested to allow them to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, and the prospects and value of the Company, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law.

33.2	(Page 3) that "On February 22, 2020, at a specially called meeting of the Board, the Board determined that it was in the best interests of the Company and its shareholders to establish the Special Committee comprised solely of independent directors Mr. Qiang Zhan, Mr. Naiwei Chen and Mr. Xuelong Pei, to evaluate the Company’s strategic alternatives, including the Hudson Proposal or any potential proposal to acquire the Company" (emphasis added);

33.3	(page 5) that the financial advisor of the Special Committee, Houlihan Lokey, has not yet received sufficient information to complete its financial analysis and diligence review of the Company;

33.4	(page 5) that the Offer Price represents a premium of 81.3% over the closing price of the ADSs on 22 May 2020, the last trading day before the Company publicly announced its receipt of the Buyer Group Proposal… and a premium of 109.2% over the volume weighted average closing price of the Defendant's ADSs during the 30 trading days prior to the Defendant's announcement of its receipt of the Buyer Group Proposal;

33.5	(page 6) the Offeror the Offeror Group owns 325,275,186 Ordinary Shares (including Ordinary Shares represented by ADSs), par value US$0.0001 per share which represent approximately 77.5% of the outstanding Ordinary Shares and 77.5% of the total voting power represented by all outstanding Ordinary Shares of the Company. By reason of such ownership, the members of the Offeror Group hold sufficient voting power (i) to prevent any competing “take-private” or other strategic transaction that requires approval by the shareholders of the Company, and (ii) to replace all or a majority of the directors of the Company at an extraordinary general meeting and redeem a “poison pill” or other similar defensive measures, making them less effective than they are usually designed to be.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

34	In its filing of 20 July 2020 the Special Committee mentions no concerns about the proposed security package to enable the purchaser to fund the purchase of the shares.

35	I am concerned that we are only aware of the current threat of dissipation because of the need to publicly file a statement relating to the Offer to Purchase with the SEC. As explained at paragraph 25 the Offeror Group is comprised of parties to which the majority of the Board of the Defendant are connected. Whilst Kirkland & Ellis indicate that the directors are aware of their fiduciary duties, the directors appear unconcerned that a dissipation of a substantial proportion of the assets of the Sky Group is an essential element of the Offer to Purchase despite the damaging impact such a dissipation would have on the ability of any of the Guarantors to raise the cash needed to pay amounts arising under the Guaranty and the corresponding benefit the affiliated board members and their respective shareholder interests would enjoy from these and other acts of dissipation. Unfortunately the board of directors of Defendant appears to be uncomfortably tolerant of actions outside the scope of normal fiduciary duty. For example, Weili Su remains a member of the current Board despite a prior record of behaviour wholly inconsistent with his fiduciary duties. At [1194] is a copy of a press release issued by SSH in which SSH announced the result of investigations in transactions entered into by Weili Su, agreeing the rescission of agreements entered into in connection with Mr Su and the repayment of $15m by Mr Su to SSH following allegations of impropriety and his prior dismissal as CEO and Chairman of SSH.

36	Given the willingness to openly dissipate assets despite such a public setting and previous such dissipations by members of management, the Plaintiff is concerned what steps may be taking place in private within other subsidiaries of the Defendant.

37	Further, as noted by the Special Committee [1151], the Offeror Group now owns 77.5% of the outstanding Ordinary Shares of the Group and has sufficient voting power to replace the board of directors. Even if the current board were to take into account the interests of creditors then the Offeror Group could simply replace them.

38	The appointment of receivers is sought because I am informed by Ogier, as to which privilege is not waived, that an injunction may not enable the prevention of untoward conduct by office holders of subsidiaries but that the Court may be prepared to assist in the enforcement of the injunction by the appointment of receivers by way of interlocutory relief over shares to enable appropriate steps to be taken to ensure that assets are properly managed, preserved and protected from undue dissipation.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

39	I also understand from my advisors, as to which privilege is not waived, that under the law of those jurisdictions the effect of the appointment of receivers over the Defendant's shares in SSP would be the same as under Cayman law, namely that, through their control of the shares in SSP, the receivers assess the actions of the officeholders of the subsidiary companies and, if thought appropriate take steps to appoint independent office holders to preserve assets thereby ensuring that the assets of the Defendant were properly preserved. This would include, but not be limited to, assessing the effects of the Security Package and, if the receivers thought appropriate in the circumstance, to take steps in relation to that.

(D) FULL AND FRANK DISCLOSURE

40	I am advised by Ogier that an application on an ex parte basis requires the need for the Defendant to put its case subject to an obligation of full and frank disclosure. It may be possible that the Defendant seeks to raise the following points:

40.1	The Injunction will prevent the Offer to Purchase from completing and prevent the minority shareholders from the opportunity to sell their shares at $6 per ADS and therefore the injunction may cause loss to the minority shareholders. In answer to this, the Plaintiff relies upon the following:

(a)	The Plaintiff does not seek to prevent the Offer to Purchase, only the reliance on assets of the Sky Group to fund the acquisition. An extract from the NASDAQ market summary for SSH is at page [1195]. This demonstrates that after the IPO (on or around 24 July 2015) the ADS price of SSH sank from 20.37 per ADS to around 1.50 at the start of this year. A chart showing the share price for the last 12 months is at [1196]. This shows the ADS trading at a 52 week low of $1. It was only shortly before the initial offer to purchase by the Offeror Group that the trading price began to rise with a 52 week high of 5.75 after the Offer to Purchase. The Plaintiff takes from this that the offer of $6 per ADS is only sustainable if the debt due to Hudson Solar is discounted by the Offeror Group – prior to the period shortly before the offer became public the ADS have not traded at this level since before 2017;

(b)	If the Offeror Group were to fund the Offer to Purchase without recourse to, or in a way that did not dissipate the assets of the Sky Group, then there would be no need for Hudson Solar to seek relief from the Cayman Court; the Plaintiff seeks only an injunction to prevent recourse to the assets of SSH without taking proper account of sums due to creditors. The Plaintiff's sole concern is procuring the protection of assets for the repayment of the debt under the Note Purchase Agreement and ensuring that there are assets available to meet such obligations pending the resolution of its claim in the US proceedings, which assets are threatened under the proposed Offer to Purchase, not in preventing an Offer to Purchase that would not prejudice the assets of SSH;

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

40.2	It may be argued by SSH that it is not demonstrably insolvent. In his response to the US Proceedings Wu Hao makes the statement that "I do not think there is any ground for Hudson to suggest that Sky is insolvent or may become so soon.” I understand that submissions will be made that SSH's solvency is not a necessary element to the granting of an injunction, but does underpin Hudson Solar's concern that the injunction is necessary as any dissipation of assets is likely to result in an inability to enforce a judgment in Hudson Solar's favour in full;

40.3	The Defendant may point to the way in which the Guaranty and the finance documents were drafted and executed, and argue that this was not done in accordance with Cayman Islands law. The Plaintiff would dispute this. I was the Managing Partner of Hudson Capital, and authorised as its agent to enter into the documents on its behalf, and in that capacity I caused Hudson Capital (the general partner) to enter into the documents on behalf of the Limited Partnership, Hudson Solar. My authority was known to the other parties, including the Defendant. In any event I am informed by my New York lawyers, privilege in which is not waived, that as a matter of New York law, whether the Guaranty and the Notes were properly executed is a matter of New York law and that under New York law they were. I am further told by them that, since all parties have affirmed the documents, acted in accordance their terms, and have not taken this issue in any proceedings in the US that they would likely be precluded from raising that point as a matter of New York law;

40.4	The Defendant may point to the fact that the Guaranty and the finance documents are infelicitously drafted in that they refer to Hudson Solar LP as "a legal entity formed under the laws of the Cayman Islands" and do not expressly refer to Hudson Capital the Defendant may argue would be best practice pursuant to the Exempted Limited Partnership Law, 2018. I confirm that notwithstanding this wording (which I understand is not correct as a matter of Cayman law), I was in fact the Managing Partner of Hudson Capital, authorised as its agent to enter into this document on behalf of the Limited Partnership and that I did so on that basis. The other parties to the finance documents (including the Defendant) all knew that I was the Managing Partner of Hudson Capital and that I was signing in that capacity on behalf of the limited partnership when I signed the relevant documents. All of the finance documents were drafted in this way in accordance with the practice of New York law, the governing law of the agreement. The Defendant has affirmed the documents, acted in accordance their terms, has not taken this issue in any proceedings in the US and, I understand, would be precluded from raising that point now as a matter of New York law;

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

40.5	Invalid acceleration: the Plaintiff seeks to argue in the US Proceedings that the 2019 Acceleration is invalid but each of the grounds on which it seeks to do so are expressly waived by section 1.4 of the Guaranty;

40.6	That the Plaintiff's enforcement caused the payment defaults: In his affidavit in the US Proceedings Mr Wu suggests that the enforcement over ECI has caused the payment defaults. However, the Defendant does not address why Lumens, one of the Obligors under the Note Purchase Agreement with joint and several liability, has failed to meet its remaining obligations or made any argument that it is not required to do so. The Plaintiff makes the obvious point in response to Mr Wu’s affidavit that the inability of any obligor to make payment is precisely why the Guaranty was sought and obtained. The Guaranty puts an obligation on the Defendant to pay, within 15 days of written demand by any Finance Party (including the Plaintiff) any amount that the Obligor does not pay, as if the Defendant were expressed to be the principal Obligor (paragraph 1.1(b) of the Guaranty. The Obligors have failed to make their payments and demand has been made by the Plaintiff of the Defendant;

40.7	The Plaintiff is aware that the Sky Group comprises of more entities than indicated in the Structure Chart and therefore it may be said that the appointment of the Receivers will introduce significant cost in reviewing and, if necessary, taking control of the activities of subsidiary companies. The Plaintiff notes that it is not necessary for the Receivers to take steps if they consider that the boards of subsidiaries are acting properly in accordance with their fiduciary duties but that if boards of subsidiaries are willing to take steps such as those proposed by the board of SSJ then the costs of the receivers would likely be proportionate to the value of the assets they seek to preserve. In the event that the Defendant is indeed insolvent then ultimately the Receivers' fees will be reflected in a further shortfall in recovery from SSH's creditors – including the Plaintiff.

40.8	On 3 March 2020 Kirkland & Ellis wrote on behalf of SSH refuting the basis for the US Proceedings. A copy of this letter is at page [1197] and the Court is invited to read this in full. The Plaintiff's position is that, even if the Plaintiff was unsuccessful in obtaining summary judgment, none of these points would be substantiated at the plenary stage and, unless and until substantiated, do not absolve the Defendant from liability for the sums sought on the basis of the Guaranty;

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

40.9	It may be alleged by the Defendant that the Security Package does not actually diminish the direct or indirect assets of SSH. The Plaintiff can see no credible argument whereby a wholly owned subsidiary of SSH making $40m of cash available to shareholders and/or pledging $40m in assets to support a loan for that purpose, does not have the effect of diminishing the assets of SSH available to creditors by an equivalent amount;

40.10	On completion of the proposed transaction repayment of the loan facility from Daiwa would essentially wipe out the net equity of SSH as value currently residing with the SSH Group has effectively been paid out to minority shareholders. Accordingly the effect of the Offer to Purchase and the financing in this manner appears to render SSH balance sheet insolvent. The Defendant might argue that the Daiwa loan facility would result in an asset for SSJ in the form of a receivable for US$40 million plus interest. However, such a receivable would be circular as reliant upon a special purpose vehicle created solely for the purpose of purchasing the shares with borrowed funds and therefore with no other assets than the share in the group which would be balance sheet insolvent as a result of the inability of SSH to pay the debt to Plaintiff.

(E) CROSS UNDERTAKING

41	I understand that the Plaintiff would be required to give a cross-undertaking in damages as a condition of the court making the orders sought. I can confirm that the Plaintiff is prepared to give such an undertaking. I also understand that the court would wish to be satisfied that the Plaintiff was able to pay any damages that it was ordered to pay under its cross-undertaking. It is not altogether easy to say what damages, if any, the Defendant or anyone else might suffer if the court were to grant the relief sought and it turned out that such relief had been wrongly granted. I would consider that damage may come from costs, expenses and losses arising from the Offer to Purchase being delayed or prevented, although we expressly do not seek to prevent the Offer to Purchase as indicated above. These could include:

41.1	The costs and expenses incurred by the Offeror Group in preparing the Offer to Purchase – from previous experience I would estimate this to be in the region of $500,000-1,000,000;

41.2	Loss of opportunity by the Offeror Group to conclude the transaction. The Offeror Group are making an offer to purchase the shares of the company at a premium on the basis that they have identified value in SHS. To the extent that the transaction is delayed by the order which is subsequently considered to be improper, it is impossible to estimate the value that the Offeror Group would lose. However, a measure of loss would be the difference between the price they had the opportunity to buy the shares at during this transaction and the price they ultimately bought the shares at. Given that the Offer represents a substantial premium over the previous market value of the shares, the Plaintiff does not foresee any basis upon which the Offeror Group would need to pay a higher price for the shares if the transaction were allowed to continue;

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

41.3	Loss of the opportunity by the minority shareholders to sell their shares for $0.30 per share or $6 per ADS. According to the Special Committee, the Offeror Group held 325,275,186 ordinary shares as at 6 July 2020 meaning that there are at most 94,271,308 shares in the hands of minority shareholders. Based on a review of the NASDAQ market summary for SSH ADS's these were trading today at around $5.75 per ADS. That would equate to a lost premium for those shareholders of $0.25 per ADS or $0.0125 per share (20 shares equating to 1 ADS). The Offer to Purchase makes clear that it does not take account the debt due to Hudson Solar, and therefore the price seems artificially higher (as the Special Committee noted the Offer represents a premium of 109.2% over the volume weighted average closing price of the Defendant's ADSs during the 30 trading days prior to the Defendant's announcement of its receipt of the Buyer Group Proposal) and makes clear that there is a dispute being pursued by Hudson Solar and the offer is conditional upon there not being an injunction to prevent the transaction taking place. Whilst I repeat that the Plaintiff does not seek to prevent the Take Over offer, only the dissipation of assets under its terms or arising in contemplation thereof, then unless the Offeror Group were to find an alternative means of financing the Offer to Purchase then it would be unlikely to succeed at that level. It could, therefore be said that the lost opportunity for the minority shareholders could amount to in the region of $1,178,391.35 being the difference that could have been received based upon today's trading price and the Offer to Purchase Price. Having said that, it appears that any lost benefit to the minority shareholders would be the by-product of the Offeror Group's dissipation of assets to the detriment of creditors, i.e., the Plaintiff, and would thereby amount to a windfall arising from the Offeror Group procuring financial assistance from SSJ for the transaction.

41.4	Costs associated with the appointment of the receivers. The costs of the receivers would primarily be paid out of the asset over which they were appointed. The Receivers have estimated their likely fees over the course of two to three months engagement would be in the range of $100-200k, but likely several times that if the scope of their review and investigations is expanded materially and/or they are required to monitor the group on an ongoing basis over an extended period of 2-3 years. This would depend in large part on any opposition faced from subsidiaries and whether the receivers need to take any steps to compel control of the subsidiary companies.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit "NZA-1"

Sworn: 23 July 2020

42	The assets of Hudson Solar are more than sufficient to meet the above expenses. Hudson Solar has investments in excess of $76m, is a Cayman Islands limited partnership, and I understand that an obligation incurred by a general partner in the conduct of the business of an exempted limited partnership shall be a dept or obligation of the limited partnership of pursuant to section 16(2) of the Exempted Limited Partnership Law, 2018.

CONCLUSION

43	In the circumstances, and as referred to above, the Plaintiff seeks (i) a Mareva injunction freezing the assets of the Defendant up to $93,253,792; and (ii) the appointment of receivers over the Defendant’s shares in SSP in the terms of the draft order sought.

SWORN to at	)	Nassau County, NY
Westchester County, New York, USA		)
This 23rd day of July 2020)
	) ) )	/s/ Neil Z Auerbach
Notary Public		NEIL Z AUERBACH

Via video conference - valid photo ID (NY DRIVER’S LICENSE) Presented.

Filed on behalf of the Plaintiff

N. Auerbach

First Affidavit

Exhibit “NZA-1”

Sworn: 23 July 2020

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD                      OF 2020

IN THE MATTER OF SECTION 11A OF THE GRAND COURT LAW (2015 REVISION)

BETWEEN

HUDSON CAPITAL SOLAR INFRASTRUCTURE GP, L.P.

(suing in its capacity as general partner of

HUDSON SOLAR CAYMAN LP)

AND	PLAINTIFF

SKY SOLAR HOLDINGS, LTD.

DEFENDANT

EXHIBIT “NZA-1”

This is the Exhibit “NZA-1” to the First Affidavit of Neil Zachary Auerbach

Sworn before me this 23rd day of July 2020

NOTARY PUBLIC
Westchester County, NY

25